Exhibit 99.2

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (EDT) on September 8, 2021.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com.

VOTE BY MAIL
Mark, sign and date your consent and return it in the envelope we have provided to 18 Lafayette Place, Woodmere, NY 11598.

VOTE IN PERSON
If you would like to vote in person, please attend the Annual General Meeting to be held on September 10, 2021 at 10:30 a.m. local time.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

2021 Annual General Meeting of Stockholders - JOWELL GLOBAL LTD.

▼ DETACH CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL DIRECTOR NOMINEES AND "FOR" PROPOSALS 2 AND 3.

(1) Election of Directors:

☐ **FOR ALL NOMINEES LISTED BELOW (except as marked to the contrary below)** ☐ **WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED BELOW**

INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES' NAMES BELOW:

01 Zhiwei Xu 02 Dan (Jessie) Zhao 03 Haitao Wang

04 Y. Tristan Kuo 05 William Morris

(2) To ratify the appointment of Friedman, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2021;

☐ FOR ☐ AGAINST ☐ ABSTAIN

(3) To adopt and approve Jowell Global Ltd. 2021 Omnibus Equity Plan.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Date **Signature** **Signature, if held jointly**

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

JOWELL GLOBAL LTD.

2021 Annual General Meeting of Stockholders

September 10, 2021

JOWELL GLOBAL LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints Zhiwei Xu, with full power of substitution, as proxy to represent and vote all ordinary shares of Jowell Global Ltd. (the “Company”), which the undersigned will be entitled to vote if personally present at the Annual General Meeting of the Stockholders of the Company to be held on September 10, 2021, at 10:30 a.m., Local Time (September 9, 2021, at 10:30 p.m., Eastern Time), at the corporate headquarters of the Company, located at 2nd Floor, No. 285 Jiangpu Road, Yangpu District, Shanghai, China 200082, upon matters set forth in the Notice of 2021 Annual General Meeting of Stockholders, a copy of which has been received by the undersigned. Each Ordinary Share is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS MADE, THE PROXY SHALL BE VOTED FOR ALL DIRECTOR NOMINEES, FOR PROPOSALS 2 AND 3, AND, IN THE CASE OF OTHER MATTERS THAT LEGALLY COME BEFORE THE MEETING, AS SAID PROXY(S) MAY DEEM ADVISABLE.

Please check here if you plan to attend the Annual General Meeting of Stockholders on September 10, 2021 at 10:30 am local time (September 9, 2021 at 10:30 pm EDT) ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)